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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Amendment No.:  1*

Name of Issuer:  Projectavision Inc.

Title of Class of Securities:  Common Stock, $.0001 par value

CUSIP Number:  743391104

          (Name, Address and Telephone Number of Person
        Authorized To Receive Notices and Communications)

          Mr. Dimitrijevic, c/o Everest Capital Limited
                The Bank of Butterfield Building
       65 Front Street, 6th Floor, Hamilton HM JX, Bermuda

     (Date of Event which Requires Filing of this Statement)

                        November 14, 1997

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of
Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 743391104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Everest Capital Limited

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         Bermuda

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:

         100,000

9.  Sole Dispositive Power:



10. Shared Dispositive Power:

         100,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person

         100,000 (based upon the exercise of 100,000 Warrants for 100,000 shares of Common Stock)

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares


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13. Percent of Class Represented by Amount in Row (11)

         0.59%

14. Type of Reporting Person

         CO














































                                3



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CUSIP No. 743391104

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person

         Goodland International Investments, Ltd.

2.  Check the Appropriate Box if a Member of a Group

         a.
         b.

3.  SEC Use Only

4.  Source of Funds

         WC

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

         British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person
With:

7.  Sole Voting Power:



8.  Shared Voting Power:



9.  Sole Dispositive Power:



10. Shared Dispositive Power:



11. Aggregate Amount Beneficially Owned by Each Reporting Person

         0

12. Check Box if the Aggregate Amount in Row (11) Excludes
    Certain Shares



                                4



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13. Percent of Class Represented by Amount in Row (11)

         0%

14. Type of Reporting Person

         CO














































                                5



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The purpose of this Amendment No. 1 to Schedule 13D is to report that Everest Capital Limited and Goodland International Investments, Ltd. (the "Reporting Persons") ceased to be beneficial owners of more than 5% of the Common Stock, $.0001 par value, (the "Common Stock") of Projectavision Inc. (the "Issuer"). The Reporting Persons' deemed beneficial ownership of Common Stock exists by virtue of their ownership of warrants (the "Warrants") of the Issuer.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration.

         No change.

Item. 4  Purpose of Transactions.

         No change.

Item 5.  Interest in Securities of Issuer.

         (a) Based on the Issuer's Form 10-Q for the period ending June 30, 1997, dated August 15, 1997, there were 16,765,341 shares of Common Stock outstanding. The Investment Manager is deemed to be the beneficial owner of 100,000 Warrants exercisable for 100,000 shares of Common Stock. Assuming the exercise of the Warrants, the Investment Manager would be deemed to be the beneficial owner of 100,000 shares of Common Stock constituting 0.59% of the Issuer's Common Stock based upon 16,865,341 shares that would be outstanding upon exercise of the Warrants. The Fund is deemed to be the beneficial owner of 0 Warrants exercisable into 0 shares of Common Stock.

         (b)  Not applicable.

         (c)  The transactions that were effected during the last
              60 days are described in Exhibit A attached hereto.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Warrants.


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         (e)  The Reporting Persons ceased to be beneficial
              owners of more than 5% of the Issuer's Common Stock on November 14, 1997.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer

         No change.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Transactions Effected During the Past 60 Days

         Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 1997
_____________________________
Date

Everest Capital Limited

/s/ Marko Dimitrijevic
_____________________________
Title:  President
Goodland International Investments, Ltd.

By:  Everest Capital Limited, Investment Manager

/s/ Marko Dimitrijevic
_____________________________
Title:  President


















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                                                   EXHIBIT A

       TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS


                                Shares Purchased Price Per
Security            Date        (Sold)           Share


Series D Convertible*
  Preferred Stock  11/14/97     (35,000)          $85.00

Warrants*          11/14/97    (210,000)          0






































____________________

*   Sold in a private transaction.

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